Exhibit 21

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Health Plan Intermediaries Holdings, LLC	Delaware
Insurance Center for Excellence, LLC	Florida
Secured Software Solutions LLC	Florida
Simple Insurance Leads, LLC	Florida
Sunrise Health Plans LLC	Florida
Sunrise Group Marketing LLC	Florida